Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
	(Dollars in thousands)
Earnings:
1. Income before income taxes	$(13,347)	$43,642	$44,602	$31,734	$39,074	$30,151
2. Plus interest expense	54,687	92,466	80,854	56,097	37,233	31,729

3. Earnings including interest on deposits	41,340	136,108	125,456	87,831	76,307	61,880
4. Less interest on deposits	45,471	76,232	65,733	42,269	28,952	25,147

5. Earnings excluding interest on deposits	$(4,131)	$59,876	$59,723	$45,562	$47,355	$36,733

Fixed Charges:
6. Including interest on deposits and capitalized interest	$54,687	$92,466	$80,854	$56,097	$37,233	$31,729
7. Less interest on deposits (Line 4)	45,471	76,232	65,733	42,269	28,952	25,147

8. Excluding interest on deposits	$9,216	$16,234	$15,121	$13,828	$8,281	$6,582

Ratio of earnings to fixed charges:
Including interest on deposits (Line 3 divided by Line 6)	0.76x	1.47x	1.55x	1.57x	2.05x	1.95x
Excluding interest on deposits (Line 5 divided by Line 8)	---(1)	3.69x	3.95x	3.29x	5.72x	5.58x

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(1)	The earnings coverage ratio was inadequate to cover the fixed charges. The coverage deficiency for the period was $4.1 million.